# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kardigan, Inc., CIK 0002123613
CUSIP: 485925101
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 506 Carnegie Center Drive, Suite 201, Princeton, New Jersey (NJ), 08540
Date of event which requires filing of this statement: 06/22/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001537455

## Reporting persons
- HRTG PV, L.P. ("HRTG PV"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 14,866,868; sole dispositive power 0; shared dispositive power 14,866,868; aggregate amount beneficially owned 14,866,868 (16% of the class)
  Comment: Row 6, 8 and 9. Excludes shares of Common Stock issuable upon the exercise of a warrant to purchase up to 876,040 shares of Common Stock (the "Warrant"). The Warrant is exercisable on a cashless basis with an exercise price of $13.42 per share. The exercise period commences upon the first date the Company achieves a valuation of $5,000,000,000.
  
  Row 11. Based on a total of 93,089,121 shares of Common Stock outstanding as of June 22, 2026, as reported by the Issuer in its prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on June 18, 2026, assuming the underwriters' exercise of their over-allotment option.
- HRTG CIF 2024, L.P. ("HRTG CIF 2024"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,050,166; sole dispositive power 0; shared dispositive power 2,050,166; aggregate amount beneficially owned 2,050,166 (2.2% of the class)
  Comment: Row 11. Based on a total of 93,089,121 shares of Common Stock outstanding as of June 22, 2026, as reported by the Issuer in its prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on June 18, 2026, assuming the underwriters' exercise of their over-allotment option.
- HRTG GPE, LLC ("HRTG"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 16,917,034; sole dispositive power 0; shared dispositive power 16,917,034; aggregate amount beneficially owned 16,917,034 (18.2% of the class)
  Comment: Row 6, 8 and 9. 14,866,868 shares of Common Stock are directly owned by HRTG PV and 2,050,166 shares of Common Stock are directly owned by HRTG CIF 2024. HRTG is the general partner of each of HRTG PV, L.P. and HRTG CIF 2024, L.P. Excludes shares of Common Stock issuable upon the exercise of a warrant to purchase up to 876,040 shares of Common Stock (the "Warrant") directly owned by HRTG PV. The Warrant is exercisable on a cashless basis with an exercise price of $13.42 per share. The exercise period commences upon the first date the Company achieves a valuation of $5,000,000,000.
  
  Row 11. Based on a total of 93,089,121 shares of Common Stock outstanding as of June 22, 2026, as reported by the Issuer in its prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on June 18, 2026, assuming the underwriters' exercise of their over-allotment option.
- Kevin Anthony Kelly: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 16,917,034; sole dispositive power 0; shared dispositive power 16,917,034; aggregate amount beneficially owned 16,917,034 (18.2% of the class)
  Comment: Row 6, 8 and 9. 14,866,868 shares of Common Stock are directly owned by HRTG PV and 2,050,166 shares of Common Stock are directly owned by HRTG CIF 2024. HRTG is the general partner of each of HRTG PV, L.P. and HRTG CIF 2024, L.P. Keith Johnson and Kevin Kelly each serve as a Managing Member of HRTG. Excludes shares of Common Stock issuable upon the exercise of a warrant to purchase up to 876,040 shares of Common Stock (the "Warrant") directly owned by HRTG PV. The Warrant is exercisable on a cashless basis with an exercise price of $13.42 per share. The exercise period commences upon the first date the Company achieves a valuation of $5,000,000,000.
  
  Row 11. Based on a total of 93,089,121 shares of Common Stock outstanding as of June 22, 2026, as reported by the Issuer in its prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on June 18, 2026, assuming the underwriters' exercise of their over-allotment option.
- Keith Bryon Johnson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 16,917,034; sole dispositive power 0; shared dispositive power 16,917,034; aggregate amount beneficially owned 16,917,034 (18.2% of the class)
  Comment: Row 6, 8 and 9. 14,866,868 shares of Common Stock are directly owned by HRTG PV and 2,050,166 shares of Common Stock are directly owned by HRTG CIF 2024. HRTG is the general partner of each of HRTG PV, L.P. and HRTG CIF 2024, L.P. Keith Johnson and Kevin Kelly each serve as a Managing Member of HRTG. Excludes shares of Common Stock issuable upon the exercise of a warrant to purchase up to 876,040 shares of Common Stock (the "Warrant") directly owned by HRTG PV. The Warrant is exercisable on a cashless basis with an exercise price of $13.42 per share. The exercise period commences upon the first date the Company achieves a valuation of $5,000,000,000.
  
  Row 11. Based on a total of 93,089,121 shares of Common Stock outstanding as of June 22, 2026, as reported by the Issuer in its prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on June 18, 2026, assuming the underwriters' exercise of their over-allotment option.

## Item 1. Issuer
Name of issuer: Kardigan, Inc.
Address of issuer's principal executive offices: 506 Carnegie Center Drive, Suite 201, Princeton, NJ, 08540

## Item 2. Person Filing
Name of person filing:
HRTG PV, L.P.
HRTG CIF 2024, L.P.
HRTG GPE, LLC
Kevin Anthony Kelly
Keith Bryon Johnson

HRTG GPE, LLC ("HRTG") is the general partner of each of HRTG PV, L.P. and HRTG CIF 2024, L.P. Keith Johnson and Kevin Kelly each serve as a Managing Member of HRTG. Each of HRTG, Mr. Johnson and Mr. Kelly disclaims beneficial ownership of the securities held directly by HRTG PV, L.P. and HRTG CIF 2024, L.P., except to the extent of such person's pecuniary interest therein, if any.
Address of principal business office or, if none, residence: 5237 HHR RANCH RD, SUITE 2, WILSON, WY, 83014
Citizenship: HRTG PV, L.P., HRTG CIF 2024, L.P., and HRTG GPE, LLC: Delaware; Kevin Anthony Kelly and Keith Bryon Johnson: USA.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
16,917,034. 14,866,868 shares of Common Stock are directly owned by HRTG PV and 2,050,166 shares of Common Stock are directly owned by HRTG CIF 2024. HRTG is the general partner of each of HRTG PV, L.P. and HRTG CIF 2024, L.P. Keith Johnson and Kevin Kelly each serve as a Managing Member of HRTG. Each of HRTG, Mr. Johnson and Mr. Kelly disclaims beneficial ownership of the securities held directly by HRTG PV, L.P. and HRTG CIF 2024, L.P., except to the extent of such person's pecuniary interest therein, if any.

Does not include shares of Common Stock issuable upon the exercise of a warrant to purchase up to 876,040 shares of Common Stock (the "Warrant") directly owned by HRTG PV, L.P. The Warrant is exercisable on a cashless basis with an exercise price of $13.42 per share. The exercise period commences upon the first date the Company achieves a valuation of $5,000,000,000.
Percent of class: 18.2%. The percentage is based on a total of 93,089,121 shares of Common Stock outstanding as of June 22, 2026, as reported by the Issuer in its prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on June 18, 2026, assuming the underwriters' exercise of their over-allotment option.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
HRTG PV, L.P.: 14,866,868
HRTG CIF 2024, L.P.: 2,050,166
HRTG GPE, LLC: 16,917,034
Kevin Anthony Kelly: 16,917,034
Keith Bryon Johnson: 16,917,034
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
HRTG PV, L.P.: 14,866,868
HRTG CIF 2024, L.P.: 2,050,166
HRTG GPE, LLC: 16,917,034
Kevin Anthony Kelly: 16,917,034
Keith Bryon Johnson: 16,917,034

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- HRTG PV, L.P. ("HRTG PV"): /s/ Kevin Anthony Kelly, Kevin Anthony Kelly/Managing Member (06/29/2026)
- HRTG CIF 2024, L.P. ("HRTG CIF 2024"): /s/ Kevin Anthony Kelly, Kevin Anthony Kelly/Managing Member (06/29/2026)
- HRTG GPE, LLC ("HRTG"): /s/ Kevin Anthony Kelly, Kevin Anthony Kelly/Managing Member (06/29/2026)
- Kevin Anthony Kelly: /s/ Kevin Anthony Kelly, Kevin Anthony Kelly (06/29/2026)
- Keith Bryon Johnson: /s/ Keith Bryon Johnson, Keith Bryon Johnson (06/29/2026)